UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-220746 and 333-220746-01).

EXHIBIT LIST

Exhibit	Description

99.1	Third Supplemental Indenture among Brookfield Finance Inc., Brookfield Asset Management Inc. and Computershare Trust Company of Canada, dated January 17, 2018.

99.2	Supplemental Indenture to Second Supplemental Indenture among Brookfield Finance Inc., Brookfield Asset Management Inc. and Computershare Trust Company of Canada, dated January 17, 2018.

99.3	Consent of Torys LLP, dated January 17, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: January 17, 2018	By:	/s/ A.J. Silber
Name: A.J. Silber Title: Vice President, Legal Affairs and Corporate Secretary

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